SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the quarter ended May 31, 2001


                AYOTTE MUSIC INC.                             000-30683
-------------------------------------------------     --------------------------
 (Translation of Registrant's name into English)            SEC File No.

                 2060 Pine Street, Vancouver, BC, Canada V6J 4P8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

          Form 20-F     X                        Form 40-F
                     -------                                --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

         Yes                                     No     X
              --------                               -------



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                   AYOTTE MUSIC INC.



                   QUARTERLY REPORT
                   (UNAUDITED)

                   AS AT MAY 31, 2001

                   INDEX
                   -----

                   SCHEDULE A: FINANCIAL STATEMENTS                   3
                       BALANCE SHEET                                  3
                       STATEMENT OF DEFICIT                           4
                       STATEMENT OF CASH FLOW                         5
                       NOTES TO FINANCIAL STATEMENTS                  6

                   SCHEDULE B: SUPPLEMENTARY INFORMATION              9

                   SCHEDULE C: MANAGEMENT DISCUSSION                 10

                   SIGNATURES                                        11


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

AYOTTE MUSIC INC.
BALANCE SHEET                                                        Schedule A
(Prepared by Management without Audit)
--------------------------------------------------------------------------------
                                                   May 31, 2001    May 31, 2000
--------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and term deposits                             $   871,145      $   906,853
Accounts receivable                                    127,743          128,456
Inventories                                            281,480          244,409
Prepaid expenses                                        11,451            9,966

                                                     1,291,819        1,289,684
                                                   -----------      -----------

CAPITAL                                                194,393          232,550

PATENT                                                   1,016            1,016
                                                   -----------      -----------
                                                   $ 1,487,228      $ 1,523,250
                                                   ===========      ===========
LIABILITIES

CURRENT
Accounts payable and accrued liabilities           $   129,317      $   196,431
                                                   -----------      -----------
SHAREHOLDERS' EQUITY

SHARE CAPITAL                                        3,029,073        3,019,737

DEFICIT                                             (1,671,162)      (1,692,918)
                                                   -----------      -----------
                                                     1,357,911        1,326,819
                                                   -----------      -----------
                                                   $ 1,487,228      $ 1,523,250
                                                   ===========      ===========


APPROVED BY THE DIRECTORS:   MICHAEL FUGMAN"                 LOUIS EISMAN
                                DIRECTOR                       DIRECTOR


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

AYOTTE MUSIC INC.
STATEMENT OF DEFICIT                                                  Schedule A
(Prepared by Management without Audit)
--------------------------------------------------------------------------------
                                                  Three Month        Three Month
                                                 Period Ended       Period Ended
                                                 May 31, 2001       May 31, 2000
--------------------------------------------------------------------------------
SALES                                           $    371,008       $    367,486

COST OF GOODS SOLD                                   280,949            219,145
                                                ------------       ------------

GROSS MARGIN                                          90,059            148,341
                                                ------------       ------------
EXPENSES
Advertising and promotion                             22,425             16,931
Amortization                                          12,600             15,000
Auto                                                    --                  347
Bad debts                                                859               --
Bank charges and interest                              8,338             10,696
Computer                                               1,393              1,568
Insurance                                              2,651              4,019
Internet and Website                                  10,830              1,572
Legal and accounting                                   5,142             12,572
Management fees                                       12,000             12,000
Public company expenses                                2,509              1,253
Office                                                 2,580              1,589
Rent                                                   3,727              3,560
Repairs and maintenance                                 --                1,497
Salaries and employee benefits                        45,498             54,792
Telephone and fax                                      5,053              5,997
Utilities                                                836                596
*One Time Corporate expenses                           8,418             51,382
                                                ------------       ------------
                                                     144,859            195,371
                                                ------------       ------------

INCOME (LOSS) FROM OPERATIONS                        (54,800)           (47,030)

OTHER
Other income                                          23,285              3,333
Gain (loss) on foreign exchange                        1,682              4,150
Loss on disposal of asset                             (5,351)              --
                                                ------------       ------------
NET INCOME FOR THE PERIOD                            (35,184)           (39,547)

DEFICIT, beginning of period                      (1,635,978)        (1,653,371)
                                                ------------       ------------
DEFICIT, end of period                            (1,671,162)        (1,692,918)
                                                ============       ============
LOSS PER SHARE                                         (0.01)             (0.01)
Shares Issued                                     13,079,000         12,944,000

Note: *Corporate Expenses are those expenses that relate to the SEC listing and the search for other web based businesses.


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

AYOTTE MUSIC INC.
STATEMENT OF CASH FLOW                                               Schedule A
(Prepared by Management without Audit)
--------------------------------------------------------------------------------
                                                      Three Month     Three Month
                                                     Period Ended    Period Ended
                                                     May 31, 2001    May 31, 2000
--------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net loss for the period                              $ (35,184)       $ (39,547)
Adjustments for:
Amortization                                            12,600           15,000
                                                     ---------        ---------
                                                       (22,584)         (24,547)
                                                     ---------        ---------
CHANGES IN NON-CASH WORKING CAPITAL                    (35,021)          93,707

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital                                9,336          494,000
Capital leases                                            --             (1,337)
                                                     ---------        ---------
                                                         9,336          492,663
                                                     ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets                              12,561           (3,712)
                                                     ---------        ---------

NET INCREASE (DECREASE) IN CASH                        (35,708)         558,111

CASH, beginning of period                              906,853          348,742
                                                     ---------        ---------
CASH, end of period                                  $ 871,145        $ 906,853
                                                     =========        =========




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AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
THREE MONTH PERIOD ENDED MAY 31, 2001
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

These financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

1.   OPERATIONS

     Ayotte  Music  Inc.  ("Ayotte"  or the  "Company")  is a  British  Columbia
     corporation  in  the  business  of   manufacturing   drums  for  the  music
     entertainment industry.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a) Inventories

        Inventories are valued at the lower of cost ant net realizable value. Cost is determined under the specific identification method. Inventory is comprised primarily of custom-made drum kits.

     b) Capital Assets

        Capital assets are recorded at cost. Amortization is provided on a declining-balance basis over the estimated useful lives of the assets at an annual rate of 20%. Computer software is amortized at 100%. One-half of the amortization is provided for in the year of acquisition.

     c) Foreign Exchange

        Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the period-end. Revenues and expenses are translated at the exchange rate prevailing at the time of the transactions. Transaction gains or losses are reflected in operations.

        All revenue from direct sales into the United States is received in US dollars. As the Company's main operations are located in Canada, a significant portion of expenses are incurred in Canadian dollars, therefore, the Canadian dollar is considered the functional currency for measuring transactions. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred.

     d) Revenue Recognition

        The Company earns revenue from internet and direct sales, as well as sales to dealers.

             (i)  Dealers

                  Revenue from sales to dealers is recognized and recorded upon shipment of the completed product. The product is invoiced upon shipment, as this is a requirement for cross-border transactions.

             (ii) Internet and Direct Sales

                  Revenues from sales on the internet and direct sales are received, recognized and recorded upon shipment of the completed product. Shipping occurs upon receipt of full payment for product.



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



AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
THREE MONTH PERIOD ENDED MAY 31, 2001
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

2.  SIGNIFICANT ACCOUNTING POLICIES (cont'd)

    e) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

     f) Earnings (Loss) Per Share

        Earnings (loss) per share are computed using the weighted average number of shares outstanding during the period.

     g) Advertising Expense

        The Company expenses advertising costs as incurred.

     h) Cash and Cash Equivalents

        Cash equivalents are comprised of certain highly liquid instruments and are invested in interest earning investments redeemable at any time.

3.   FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

4.   RELATED PARTY TRANSACTIONS

     Consulting and management fees of $12,000 were paid to a shareholder of the Company and another company owned by a director.

5.   EARNINGS (LOSS) PER SHARE

     The earnings (loss) per share figures are calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings (loss) per share are not calculated, as the effect on earnings
     (loss) per share is of no significance.


                                                 1st Quarter       1st Quarter
                                                    2001              2000
      -------------------------------------------------------------------------
      Net income (loss) for the period          $    (35,184)     $    (39,547)
      Weighted average shares outstanding         13,079,000        12,944,000
      Earnings (loss) per share                 $      (0.01)     $      (0.01)
      =========================================================================



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



AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
THREE MONTH PERIOD ENDED MAY 31, 2001
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

6.   SUBSEQUENT EVENTS

     The following transactions occurred subsequent to the end of the reporting period:

     a) The Company has announced its intention to sell its core business of manufacturing and distributing drums and related products. To achieve this objective, Ayotte has engaged CrossonVoyer Capital Inc. as its divestiture advisors.

     b) The Company announced its completion of a non-brokered private placement in the aggregate amount of $100,000 (the "Placement"). Each unit of the Placement is comprised of one Common Share of the Company priced at $0.10 per Common Share, and one share purchase warrant. Each share purchase warrant will entitle the holder to acquire one additional Common Share of the Company at $0.15 for two years.

     c) The Company announced the cancellation of its intention to issue 500,000 stock options to a Consultant to the Company that it announced in the news release dated October 17, 2000 (the "2000 Options"). The 2000 Options were to be exercisable at a price of $0.12 per share at any time prior to October 13, 2005.

     d) The Company is to issue an aggregate of 700,000 stock options to two members of the Company's Board of Directors (the "2001 Options") pursuant to the Company's Stock Option Plan. The 2001 Options are exercisable at a price of $0.10 per share at any time prior to July 18, 2006.



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



AYOTTE MUSIC INC.
QUARTERLY REPORT MAY 31, 2001                                         Schedule B
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION

1.   For the Current Fiscal Year-to-Date:

     For  information  on  Cost  of  Sales,  Marketing  Expenses,   General  and
     Administrative expenditures please refer to Schedule A. There are no deferred costs.

     For information on Related Party Transactions, refer to "Notes to the Financial Statements"

2.   For the Fiscal Year-to-Date:

     No securities were issued or options granted during the reporting period.

3.   As at May 31, 2001:

     a)   Authorized
          Capital: an unlimited number of common shares without par value

     b)   Issued Share
          Capital:            13,079,000 common shares for a value of $3,029,073

     c)   Options
          Outstanding:        NUMBER OF SHARES     PRICE    EXPIRY DATE
                              650,000              $0.10    October 18, 2002

     d)   Warrants
          Outstanding:        The Company has outstanding share purchase
                              warrants to acquire shares as follows:

                              NUMBER OF SHARES     PRICE    EXPIRY DATE
                              1,235,000            $0.80    June 14, 2002

     e)   Shares in Escrow:   N/A

     f)   List of Directors
          and Officers:       Louis Eisman        Interim President and Director
                              Michael Fugman      Director
                              Don Mazankowski     General Manager, Director


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



AYOTTE MUSIC INC.
MANAGEMENT DISCUSSION                                                 Schedule C
QUARTERLY REPORT MAY 31, 2001
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

Ayotte Music Inc. is the legal name of the company that operates as Ayotte Drums. Our registered office is located at 1199 West Hastings Street, Suite 600, Vancouver, BC, V6E 2E9. Our office and manufacturing facility are located at 2060 Pine Street, Vancouver, BC, V6J 4P8.

Ayotte Drums was founded by Ray Ayotte who began selling, teaching and repairing drums in 1972, and manufactured drums and other related percussion and musical products starting in 1982. Mr. Ayotte left the company in 1999.

Ayotte Drums manufactures high quality custom and professional quality musical drums. There are innovations and levels of quality that make these drums unique in the market. On November 26, 1999 we commenced a new Internet based "e-commerce initiative" by selling products directly to consumers at significant discounts. We have been able to maintain a strong Canadian dealership base but sales throughout the rest of the world are initiated mainly through the Internet.

Sales for the three-month period ending May 31, 2001 were $371,008 compared to $367,486 for the same period last year. Cost of sales have increased to $280,949 as compared to $219,145 resulting in a gross margin of $90,059 compared to a gross margin of $148,341 for the previous period. Advertising and promotion expenses increased to $22,425 compared to the previous period of $16,931.
Internet and Website costs increased to $10,830 as compared to the previous period of $1,572. Legal and accounting expenses decreased to $5,142 compared to the previous period of $12,572. Salary and employee benefits decreased to $45,498 compared to the previous period of $54,792. One time corporate expenses which are expenses that directly relate to obtaining and maintaining a SEC listing and a search for other web based business decreased to $8,418 compared to the previous period of $51,382. Other income for the period was $23,285 compared to the other income for the previous period of $3,333. A loss on the disposal of an asset of $5,351 was reported when the company automobile was sold. Management fees of $12,000 were paid to a shareholder of the Company and another company owned by a director.

Subsequent events that have occurred since the end of the period include;

     a) The announcement by the company to sell its core business. To achieve this objective, the company has engaged CrossonVoyer Capital Inc. as its divestiture advisors.

     b) The company has announced its completion of a non-brokered private placement in the aggregate amount of $100,000 (the "Placement"). Each unit of the Placement is comprised of one Common Share of the Company priced at $0.10 per Common Share, and one share purchase warrant. Each share purchase warrant will entitle the holder to acquire one additional Common Share of the Company at $0.15 for two years.

     c) The Company has announced the cancellation of its intention to issue 500,000 stock options to a Consultant to the Company, which it announced in the news release, dated October 17, 2000 (the "2000 Options"). The 2000 Options were to be exercisable at a price of $0.12 per share at any time prior to October 13, 2005.

     d) The Company is to issue an aggregate of 700,000 stock options to two members of the Company's Board of Directors (the "2001 Options") pursuant to the Company's Stock Option Plan. The 2001 Options are exercisable at a price of $0.10 per share at any time prior to July 18, 2006.

The company remains in a strong position to meet ongoing financial obligations as they become due with working capital of $ 1,162,502.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 AYOTTE MUSIC INC.
                                                 (Registrant)



Date:  August 1, 2001                   By:           /s/    Don Mazankowski
                                                 -------------------------------
                                                 General Manager


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